EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Second-quarter 2026 Results and Declares Dividend

CALGARY, Alberta, Aug. 05, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its second-quarter 2026 financial and operational results. Unless otherwise noted, all financial figures in this news release are presented in U.S. dollars.

Highlights

Safety and operational performance

  Recorded second-quarter 2026 average throughput of approximately 596,000 barrels per day (bbl/d) on the Keystone Pipeline and approximately 800,000 bbl/d on the U.S. Gulf Coast segment of the Keystone Pipeline System.
    Throughput on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 606,000 bbl/d and 755,000 bbl/d, respectively, during the first half of 2026.
  Continued to advance remedial actions relating to the Milepost 171 (MP-171) incident, including in-line inspections and integrity digs, while continuing to work closely with the Company's in-line inspection technology vendors. Findings from these activities are being incorporated into the Company's remedial work plan and ongoing integrity management programs to enhance system integrity and support safe, reliable operations.

Financial performance

  Delivered strong second-quarter 2026 financial results, as disruptions to global crude oil trade flows drove strong demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System.
    Generated revenue of $546 million and net income of $134 million ($0.64/share).
    Recorded normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 of $280 million, an increase of 9% from the first quarter of 2026.
    Reported distributable cash flow1 of $175 million, an increase of 4% from the first quarter of 2026.
  Strengthened the Company's financial position, maintaining total long-term debt and net debt1 outstanding of $5.7 billion and $4.6 billion, respectively, at the end of the second quarter of 2026. As at June 30, 2026, the Company's net debt-to-normalized EBITDA ratio1 was 4.4 times, down from 4.7 times as at March 31, 2026.

Returns to shareholders

  Returned $104 million or $0.50/share to shareholders in the second quarter of 2026 through South Bow's sustainable dividend.
  Declared a quarterly dividend of $0.50/share, payable on Oct. 15, 2026, to shareholders of record at the close of business on Sept. 29, 2026. The dividend will be designated as an eligible dividend for Canadian income tax purposes.

1 Non-GAAP financial measure or non-GAAP ratio that does not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. See "Specified financial measures" in this news release.

Corporate updates

  Announced the successful outcome of South Bow's previously disclosed open season, securing 20-year binding commitments from nine customers, totalling 465,000 bbl/d of firm transportation service from Hardisty, Alta., to U.S. delivery points.
  Advanced execution planning, permitting activities, and stakeholder engagement across the Company's growth initiatives, including South Bow's proposed Prairie Connector project and the jointly proposed Liberty Bridge Pipeline project with Bridger Pipeline LLC (Bridger). See "Growth initiatives" in this news release for additional details.
  Increased 2026 normalized EBITDA guidance to $1,040 million, with a range of 2% at the upper end and 1% at the lower end, and 2026 distributable cash flow guidance to $665 million, within a range of 2%, following stronger-than-expected first-half 2026 results; and revised 2026 growth capital expenditures guidance to approximately $80 million, within a range of $10 million, primarily to reflect $65 million of anticipated pre-final investment decision (FID) development costs associated with the Prairie Connector and Liberty Bridge Pipeline projects.

South Bow's unaudited consolidated interim financial statements and notes (the financial statements) as at and for the three and six months ended June 30, 2026, and related management's discussion and analysis (the Q2 2026 MD&A) are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. Certain disclosure within "Specified Financial Measures" in the Q2 2026 MD&A is incorporated by reference into this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Six Months Ended
	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
FINANCIAL RESULTS
Revenue	491	546	524	1,037	1,022
Income from equity investments	13	14	13	27	26
Net income	77	134	96	211	184
Per share [1]	0.37	0.64	0.46	1.01	0.88
Normalized net income [2]	92	104	87	196	185
Per share 1 2	0.44	0.50	0.42	0.94	0.89
Income before income taxes	100	174	126	274	240
Normalized EBITDA [2]	257	280	250	537	516
Keystone Pipeline System	233	259	234	492	469
Marketing	9	2	(1)	11	15
Intra-Alberta & Other	15	19	17	34	32
Distributable cash flow [2]	168	175	167	343	324
Dividends declared	104	104	104	208	208
Per share [1]	0.50	0.50	0.50	1.00	1.00
Total capital expenditures [3]	27	18	34	45	66
Total long-term debt	5,751	5,734	5,774	5,734	5,774
Net debt 2 4	4,738	4,594	4,903	4,594	4,903
Net debt-to-normalized EBITDA (ratio) [2]	4.7	4.4	4.6	4.4	4.6
Common shares outstanding, weighted average diluted (millions)	208.5	208.8	208.8	208.7	208.7
Common shares outstanding (millions)	208.6	208.6	208.2	208.6	208.2

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (SOF) (%) [5]	95	93	93	94	95
Keystone Pipeline throughput (Mbbl/d)	616	596	544	606	578
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [6]	709	800	760	755	744
Marketlink throughput (Mbbl/d)	537	642	625	590	588
  Per-share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that does not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other entities. See "Specified financial measures" in this news release.
  Supplementary financial measure. See "Specified Financial Measures" in the Q2 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  SOF measures South Bow's ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Growth initiatives

  South Bow continues to advance its organic growth strategy, with a focus on the proposed Prairie Connector project and the joint development of the proposed Liberty Bridge Pipeline project with Bridger. In the second quarter of 2026, South Bow reached a significant milestone by securing 20-year binding commitments from nine customers, totalling 465,000 bbl/d of firm transportation service from Hardisty, Alta., to U.S. delivery points, reflecting strong commercial support.
  Key activities underway include advancing permitting and regulatory approvals, pursuing government assurances related to permit durability, progressing execution planning, refining cost estimates, engaging with communities, landowners, Indigenous and Tribal Nations, and other stakeholders, and evaluating financing alternatives.
  As development activities progress, South Bow and Bridger remain focused on securing the regulatory certainty and permit durability required to support a FID, targeted for mid-2027. Any FID will remain subject to the successful completion of these activities and will be evaluated in accordance with South Bow's risk preferences and capital allocation framework.
  South Bow expects its share of total pre-FID development costs in 2026 to be approximately $65 million.
  South Bow continues to evaluate select inorganic growth opportunities that would strengthen the competitiveness of its base business and further diversify its portfolio.

Prairie Connector project

  South Bow continues to advance development of the proposed Prairie Connector project, including progressing stakeholder engagement and execution planning activities.
  If sanctioned, the 530-kilometre (330-mile) Prairie Connector project would extend from Hardisty, Alta., to the Canada-U.S. border, where it would connect to Bridger's downstream facilities. The project is expected to include approximately 380 kilometres (240 miles) of new 36-inch pipeline and associated facilities, while also leveraging approximately 150 kilometres (95 miles) of previously installed and preserved 36-inch pipeline and two pump stations.

Liberty Bridge Pipeline project

  South Bow and Bridger continue to jointly advance development of the proposed Liberty Bridge Pipeline project, including progressing stakeholder engagement, permitting, and execution planning activities. Development efforts are supported by a route that follows an existing corridor on privately held lands.
  If sanctioned, the Liberty Bridge Pipeline project would extend from Guernsey, Wyo., to Cushing, Okla., where it would connect to the U.S. Gulf Coast segment of the Keystone Pipeline System and other downstream facilities.

Outlook

Market outlook

  Recent geopolitical events have caused significant market volatility, underscoring the importance of a secure and reliable North American energy supply. In this environment, South Bow's strategically positioned infrastructure continues to play an important role in connecting growing Western Canadian crude oil supply to key refining and export markets.
  South Bow continues to expect modest growth in Western Canadian Sedimentary Basin (WCSB) crude oil supply through 2026, with production remaining below total pipeline egress capacity. As a result, demand for uncommitted capacity on the Keystone Pipeline is anticipated to remain tempered in the near term.
  Following strong demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System in the second quarter of 2026, declining crude oil inventories in Cushing, Okla. have caused pricing differentials to tighten, and as a result, demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System is expected to moderate in the second half of 2026.

2026 guidance

  South Bow's annual guidance aims to inform readers about Management's expectations for 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See "Forward-looking information and statements" in this news release for additional information regarding factors that could cause actual events to be significantly different from those anticipated.
  South Bow is increasing its 2026 normalized EBITDA guidance to $1,040 million, with a range of 2% at the upper end and 1% at the lower end, driven by stronger-than-expected first-half 2026 results, including strong operational performance and elevated demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System.
    South Bow expects third-quarter 2026 normalized EBITDA to be approximately 10% lower than second-quarter 2026 normalized EBITDA of $280 million as demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System moderates.
  South Bow is increasing its 2026 distributable cash flow guidance to $665 million, within a range of 2%, driven by higher normalized EBITDA, partially offset by increased current income taxes.
  South Bow is increasing its 2026 growth capital expenditures guidance to approximately $80 million, within a range of $10 million, which includes $65 million of anticipated pre-FID development costs associated with the proposed Prairie Connector and Liberty Bridge Pipeline projects. The remaining growth capital expenditures include approximately $10 million for completion of the Blackrod Connection Project and $5 million for land purchases.
  The Company continues to expect its net debt-to-normalized EBITDA ratio to decline modestly through 2026 relative to year-end 2025.

South Bow's updated 2026 annual guidance and results for the six months ended June 30, 2026 are outlined below:

$ millions, except percentages	2026 Guidance1 2 (Nov. 2025)	2026 Guidance[2] (Aug. 2026)	2026 YTD Actuals[3]
Normalized EBITDA [4]	1,030 +/- 2%	1,040 +2% / -1%	537
Financial charges [5]	315 +/- 2%	315 +/- 2%	152
Effective tax rate (%)	22% - 23%	22% - 23%	23%
Distributable cash flow [4]	655 +/- 2%	665 +/- 2%	343
Capital expenditures
Growth 4 6 7	10	80 +/- 10	14
Maintenance 4 6 8	25 +/- 10	25 +/- 10	8
  See South Bow's Nov. 13, 2025 news release "South Bow Reports Third-quarter 2025 Results, Provides 2026 Outlook, and Declares Dividend", available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  The historical results for the six months ended June 30, 2026 should not be relied upon as a basis for forecasting results for the year ended Dec. 31, 2026.
  See the Company's MD&A for the year ended Dec. 31, 2025 for historical normalized EBITDA, distributable cash flow, growth capital expenditures, and maintenance capital expenditures for such period.
  Comprised of interest expense and interest income and other.
  Supplementary financial measure. See "Specified Financial Measures" in the Q2 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Includes approximately $65 million of anticipated pre-FID development costs associated with the proposed Prairie Connector and Liberty Bridge Pipeline projects, subject to development cost-sharing agreements with open season customers.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company's investment-grade financial position; and
    leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality, and value chain expansions.

Board of Directors update

  Hal Kvisle has stepped down as Chair of the Board of Directors (the Board) and George Lewis has been appointed Chair, effective immediately, as part of the Board's ongoing succession planning process. Mr. Kvisle will continue to serve as a director of South Bow and has been appointed Chair of the Governance and Risk Committee.
  "On behalf of the management team, I would like to thank Hal for his leadership and guidance through South Bow's launch as an independent company, including his mentorship as I transitioned into the role of Chief Executive Officer, and congratulate George on his appointment as Chair," said Bevin Wirzba, South Bow's Chief Executive Officer.
  "It has been a privilege to serve as Chair of South Bow and support the Company through its early stages as a standalone business," said Mr. Kvisle. "South Bow has established a strong foundation, and I look forward to continuing to contribute as a director as the Company advances its long-term strategy."

About George Lewis

  Mr. Lewis has served as a director of South Bow since 2024 and brings extensive executive leadership and public company board experience, including a 30-year career with Royal Bank of Canada.
  "I am honoured to assume the role of Chair and thank my fellow directors for their confidence," said Mr. Lewis. "Hal's leadership has helped shape South Bow's strong position today, and I look forward to working with the Board and management team as we continue executing our strategy and creating long-term value for shareholders."

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's second-quarter 2026 results on Aug. 6, 2026 at 8 a.m. MT (10 a.m. ET).

Date	Aug. 6, 2026
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BI4c42e527f3684cf59c8cbb7c73ad3bc4
Webcast link	https://edge.media-server.com/mmc/p/m559tn9h/

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Specified financial measures

Non-GAAP financial measures and non-GAAP ratios

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow's non-GAAP financial measures used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  distributable cash flow; and
  net debt.

South Bow's non-GAAP ratios used in this news release include:

  normalized net income per share; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow's operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow's underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, separation, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, preliminary costs associated with major business development projects, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company's underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred in connection with the spinoff from TC Energy Corporation on Oct. 1, 2024. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Business development projects represent initial expenditures incurred by the Company for the evaluation of future growth projects. These costs have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations conducted by the Company.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items described above under the heading "Normalizing items", in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.

Normalized EBITDA and segment normalized EBITDA guidance are forward-looking non-GAAP financial measures. South Bow does not provide a reconciliation of such forward-looking measures to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA and segment normalized EBITDA are calculated in the same manner as described above for historical normalized EBITDA and segment normalized EBITDA, as applicable.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Six Months Ended
	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income before income taxes	100	174	126	274	240
Adjusted for specific items:
Depreciation and amortization	64	65	63	129	125
Interest expense	84	84	81	168	164
Interest income and other	(11)	(5)	(8)	(16)	(14)
Risk management instruments	32	(37)	(15)	(5)	(9)
Keystone variable toll disputes	(18)	—	—	(18)	—
Separation costs	1	—	3	1	6
Business development projects	5	—	—	5	—
Tariff charges	—	—	—	—	1
Keystone XL costs and other	—	(1)	—	(1)	3
Normalized EBITDA	257	280	250	537	516

The following tables reconcile income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended March 31, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	197	(22)	(75)	100
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	—	—	84	84
Interest income and other	(6)	(1)	(4)	(11)
Risk management instruments	—	32	—	32
Keystone variable toll disputes	(18)	—	—	(18)
Separation costs	—	—	1	1
Business development projects	—	—	5	5
Tariff charges	—	—	—	—
Keystone XL costs and other	—	—	—	—
Segment normalized EBITDA	233	9	15	257

$ millions	Three Months Ended June 30, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	202	41	(69)	174
Adjusted for specific items:
Depreciation and amortization	60	—	5	65
Interest expense	—	—	84	84
Interest income and other	(2)	(2)	(1)	(5)
Risk management instruments	—	(37)	—	(37)
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	—	—
Business development projects	—	—	—	—
Tariff charges	—	—	—	—
Keystone XL costs and other	(1)	—	—	(1)
Segment normalized EBITDA	259	2	19	280

$ millions	Three Months Ended June 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	177	14	(65)	126
Adjusted for specific items:
Depreciation and amortization	59	—	4	63
Interest expense	—	—	81	81
Interest income and other	(2)	—	(6)	(8)
Risk management instruments	—	(15)	—	(15)
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	3	3
Business development projects	—	—	—	—
Tariff charges	—	—	—	—
Keystone XL costs and other	—	—	—	—
Segment normalized EBITDA	234	(1)	17	250

$ millions	Six Months Ended June 30, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	399	19	(144)	274
Adjusted for specific items:
Depreciation and amortization	120	—	9	129
Interest expense	—	—	168	168
Interest income and other	(8)	(3)	(5)	(16)
Risk management instruments	—	(5)	—	(5)
Keystone variable toll disputes	(18)	—	—	(18)
Separation costs	—	—	1	1
Business development projects	—	—	5	5
Tariff charges	—	—	—	—
Keystone XL costs and other	(1)	—	—	(1)
Segment normalized EBITDA	492	11	34	537

$ millions	Six Months Ended June 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	352	23	(135)	240
Adjusted for specific items:
Depreciation and amortization	118	—	7	125
Interest expense	—	—	164	164
Interest income and other	(4)	—	(10)	(14)
Risk management instruments	—	(9)	—	(9)
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	6	6
Business development projects	—	—	—	—
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment normalized EBITDA	469	15	32	516

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above under the heading "Normalizing items" and is used by Management to assess the earnings that it believes are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per-share basis, normalized net income is derived by dividing the normalized net income by the weighted average diluted common shares outstanding at the end of the period. Management believes this per-share measure is valuable for investors as it provides insight into South Bow's profitability on a per-share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per-share amounts	Three Months Ended			Six Months Ended
	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	77	134	96	211	184
Adjusted for specific items:
Risk management instruments	32	(37)	(15)	(5)	(9)
Keystone variable toll disputes	(19)	—	—	(19)	—
Separation costs	1	—	3	1	6
Business development projects	5	—	—	5	—
Tariff charges	—	—	—	—	1
Keystone XL costs and other	—	(1)	—	(1)	3
Tax effect of the above adjustments	(4)	8	3	4	—
Normalized net income	92	104	87	196	185
Common shares outstanding, weighted average diluted (millions)	208.5	208.8	208.8	208.7	208.7
Normalized net income per share - diluted	0.44	0.50	0.42	0.94	0.89

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items described above under the heading "Normalizing items", and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for distributable cash flow is calculated in the same manner as described above for historical distributable cash flow, as applicable.

In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Six Months Ended
	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income before income taxes	100	174	126	274	240
Adjusted for specific items:
Depreciation and amortization	64	65	63	129	125
Income from equity investments	(13)	(14)	(13)	(27)	(26)
Distributions from equity investments	18	3	18	21	37
Maintenance capital expenditures 1 2	(4)	(4)	(8)	(8)	(21)
Current income tax expense	(12)	(19)	(10)	(31)	(32)
Normalizing items, net of tax [3]	15	(30)	(9)	(15)	1
Distributable cash flow	168	175	167	343	324
  Supplementary financial measure. See "Specified Financial Measures" in the Q2 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
  Refers to the adjustments made to normalized net income, net of tax, and includes other income, risk management instruments, Keystone variable toll disputes, separation costs, business development projects, tariff charges, and Keystone XL costs and other.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% equity treatment of the Company's junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

The following table reconciles total long-term debt to net debt as at the dates indicated:

$ millions, except ratios	March 31, 2026	June 30, 2026	June 30, 2025
Senior unsecured notes	4,665	4,648	4,688
Junior subordinated notes	1,086	1,086	1,086
Total long-term debt	5,751	5,734	5,774
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(543)	(543)	(543)
Operating lease liabilities	25	25	20
Dividends payable	104	104	104
Cash and cash equivalents	(599)	(726)	(452)
Net debt	4,738	4,594	4,903

Normalized EBITDA for the trailing four quarters [2]	1,013	1,043	1,068
Net debt-to-normalized EBITDA (ratio)	4.7	4.4	4.6
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  Calculated as the normalized EBITDA for the trailing four quarters from the applicable period end.

Supplementary financial measures

The information under the heading "Supplementary Financial Measures" in South Bow's Q2 2026 MD&A is incorporated by reference into this news release. The Q2 2026 MD&A is available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: expectations regarding the remedial actions of the MP-171 incident, including the continued incorporation of findings into the Company's ongoing integrity management programs; expected dividends and the designation thereof; the Company's continued advancement of its growth strategy and its focuses; expectations regarding the advancement of the Prairie Connector project, including continued focus on obtaining regulatory certainty, anticipated timing of a FID, and the Company's share of estimated total pre-FID development costs in 2026; expected pipelines and facilities associated with the Prairie Connector project; the Company's continued evaluation of select inorganic growth opportunities that would strengthen the competitiveness of its base business and provide portfolio diversification; expectations regarding the advancement of the Liberty Bridge Pipeline project; expected pipelines and facilities associated with the Liberty Bridge Pipeline project; that South Bow's strategically positioned infrastructure continues to play an important role in connecting growing Western Canadian crude oil supply to key refining and export markets; South Bow's updated financial guidance for 2026 and beyond, including 2026 normalized EBITDA and third-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 effective tax rate, 2026 distributable cash flow, 2026 growth and maintenance capital expenditures, 2026 net debt-to-normalized EBITDA ratio, and the Company's share of the total amount of pre-FID development costs anticipated to be incurred in 2026; that WCSB crude oil supply will grow modestly through 2026 and expectations regarding uncommitted capacity on the Keystone Pipeline as a result thereof; expectations regarding demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System; South Bow's expectation that its net debt-to-normalized EBITDA ratio will decline modestly through 2026; that South Bow's maintenance capital expenditures in 2026 will generally be recoverable through its tolling arrangements; South Bow's corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; and South Bow's financial strength and flexibility.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; WCSB crude oil supply; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; the timely and effective implementation of the plan to remediate the material weakness in the Company's internal controls; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the impacts of ongoing geopolitical events; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; the remediation of the material weakness in the Company's internal controls and the timing thereof; the identification of additional material weaknesses or deficiencies in the Company's internal controls; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form for the year ended Dec. 31, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this news release, including 2026 normalized EBITDA and segment normalized EBITDA, third-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 effective tax rate, 2026 distributable cash flow, 2026 growth and maintenance capital expenditures, 2026 net debt-to-normalized EBITDA ratio, and the Company's share of the total amount of pre-FID development costs anticipated to be incurred in 2026, as of the date of this news release. This financial outlook information is based on, among other things, the various assumptions disclosed in this news release, including those under "Forward-looking information and statements" as of the date hereof. The internal projections, expectations, or beliefs are based on the 2026 budget, which is subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2026, and such information may not be appropriate for other purposes.

South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof, is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date, and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements, and other conditions existing at such future time, including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date, and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Sara Hunter
investor.relations@southbow.com	communications@southbow.com